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                                                                  EXHIBIT 1


     WMX TECHNOLOGIES, INC.

     3003 Butterfield Road    Phone 708.572.8800
     Oak Brook, IL 60521




     February 11, 1997



     Mr. Robert A.G. Monks
     Lens
     45 Exchange Street, Suite 400
     Portland, Maine 04101

     Dear Mr. Monks:

     You have stated in your promotional materials that you use the press as a weapon. And for the past week you have been threatening to run an ad critical of the Company in The Wall Street Journal, as well as undertake other initiatives, if we didn't meet your demands. But we will not allow our shareholders to be shortchanged over the long-term in order to save ourselves the discomfort of negative publicity.

     During our two meetings with you last week it became increasingly clear that you were less interested in understanding the rationale behind our newly focused business strategy -- much of which you have been advocating for some time -- and more interested in using threats as leverage to get us to agree to your suggestions for two Board seats.

     We have listened to your suggestions. This is obvious given the fact that the appointment of Paul Montrone as a new director, which we announced last week, came directly from a list of suggested candidates that you submitted last Fall to Alexander Trowbridge, Chairman of the Board's Nominating Committee.

     We have been engaged in a search to find candidates with the right experience, independent perspective and thoughtful, long-term business judgment who can serve the interests of all WMX shareholders. We believe that is the critical objective and that our shareholders would want us to do no less.

     WMX is clearly changing. And fast. We have a focused business strategy for profitable growth -- a comprehensive plan to deliver




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     value to shareholders quickly and effectively, but we are determined to move ahead with the best plan, and the best directors. As fiduciaries for all WMX shareholders, we won't settle for anything less.

     Very truly yours,


     /s/ Dean L. Buntrock                    /s/ Phillip B. Rooney
     Dean L. Buntrock                        Phillip B. Rooney
     Chairman of the Board                   Chief Executive Officer

     for the Board of Directors

     cc:  WMX Technologies Board of Directors




                                   Page 22 of 24

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     LENS
     The Corporate Governance Investors
     ----------------------------------------------------------------------

     Focus
     Investment
     Management LLC

     Suite 400
     45 Exchange Street                        E-Mail
     Portland, Maine  04101                    info@lens-inc.com
     Telephone 207.775.4296
     Facsimile 202.775.4289                    Web Site:
                                               http://www.lens-inc.com

     Suite 800
     1200 G Street, NW
     Washington, DC 20005
     Telephone 202.434.8723
     Facsimile 202.783.3316

     Principals
     Robert A.G. Monks
     Nell Minow
     John P.M. Higgins
     Robert B. Holmes
     Charles K. Woodworth

     John B. Goodrich
     Director of Research

     Jan M. Nelligan
     Administrative Officer

     Barbara A. Sleasman
     Executive Assistant

     February 14, 1997

     VIA FACSIMILE AND U.S. MAIL

     Mr. Dean L. Buntrock
     Mr. Phillip B. Rooney
     WMX Technologies, Inc.
     3003 Butterfield Road
     Oak Brook, IL  60521

     Dear Dean and Phil,

     I am sorry to receive your letter of February 11, because it introduces elements of mischaracterization and personal attack previously absent in our communications. I have been glad of the



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     February 14, 1997                                               Page 2

     ability to speak directly and honestly with you, despite our differences. Your letter marks a different course of "spinning" for the record.

     After several months of intensive consideration, WMX management came up with a proposed solution to the company's admittedly very serious problems that involved the addition of not one new person at a senior level (Paul Montrone, notwithstanding his outstanding ability can hardly be considered an outsider). The market has responded with a clear rejection of your plan. That is the source of the negative publicity.

     In a company with a performance record like that of WMX, the market (and the press) can be expected to be skeptical when a company so thoroughly insulates itself from any outside perspective. The pattern of WMX, from the history of insiders, former insiders, and service providers on the board to the "confidential voting" policy that is more loophole than substance, supports these concerns. We have seen, at other companies, strong market approval when companies bring in independent outsiders with demonstrated track records. Should you find, in your search for new directors, that highly qualified candidates are reluctant to accept nomination in the context of shareholder dissent, I encourage you to have them meet with us and the Soros representatives, in the hope that we can achieve some solution short of proxy contest. In the meantime, we will continue to communicate our concerns to you and to other shareholders until we are persuaded that they have been heard and substantively addressed.

     Respectfully yours,


     /s/ Robert A.G. Monks
     Robert A.G. Monks



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